UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 15, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
NYSE share code: HMY
(“Harmony” and/or “the Company”)

HARMONY’S CONCLUSION OF THE ACQUISITION OF EVA COPPER MARKS THE BEGINNING OF ITS STRATEGIC DIVERSIFICATION INTO A FUTURE-FACING METAL

Johannesburg, Thursday, 15 December 2022. Further to the Company’s announcement on the Stock Exchange News Services (“SENS”) on 6 October 2022, Harmony is pleased to announce that its acquisition of the Eva Copper project (“acquisition”) is complete and payment will be concluded towards the end of this week.

“The conclusion of this acquisition marks the beginning of our strategic diversification into copper, a future-facing metal. Eva Copper will further de-risk the business as it provides entry into a Tier 1 jurisdiction, counter-cyclical diversification of revenue and meets Harmony’s investment criteria. In addition, Eva Copper is a fully permitted project and meets all environmental, social and governance (ESG) requirements, demonstrating responsible stewardship,” said Peter Steenkamp, Harmony’s Chief Executive Officer.

The Foreign Investment Review Board in Australia notified Harmony on 13 December 2022 that it has no objections to the acquisition, while Copper Mountain Mining Corporation received bondholder approval under its senior secured bonds on 28 November 2022. These were the only conditions precedent required for completion of this acquisition.

Payment of the upfront US$170 million (circa R3 billion) using cash and available revolving credit facilities is being processed. Harmony remains comfortably within its debt covenants following the conclusion of this acquisition. For additional details regarding this acquisition, shareholders of Harmony are referred to the aforementioned SENS release dated 6 October 2022.

Harmony’s Brisbane-based project team is currently undertaking a detailed review of the existing feasibility study. Contractors have been mobilised in support of this work. As part of the project review and optimisation process, which is expected to take up to 12 months, Harmony will determine the most effective way of executing the project and financing the capital requirements to bring the mine into production.

Eva Copper will be integrated as a subsidiary of the Harmony group of companies and as such, will adhere to the provisions of paragraph 10.21 of Schedule 10 of the JSE Listings Requirements.

About Harmony
Harmony is South Africa’s largest gold miner by volume, producing between 1.4 million and 1.5 million ounces in gold and gold equivalents per annum. Harmony has operations and several projects in South Africa, Papua New Guinea and Australia. As at 30 June 2022, Harmony has 39.8Moz in gold and gold equivalent Mineral Reserves and 132.6Moz in gold and gold equivalent Mineral Resources. Harmony trades on the JSE under the “HAR” ticker and on the NYSE under the ticker “HMY”.

Additional information is available on the Company’s web page at www.harmony.co.za.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 15, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director